UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-34563

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

Room 2701-05, Tower A, Global Trade Center

36 North Third Ring Road East, Dongcheng District

Beijing 100013

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒                 Form 40-F          ☐

Concord Medical Reports Financial Results for the First Half of 2023

BEIJING, September 22, 2023 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a healthcare provider specialized in cancer treatment, research, education and prevention by establishing proton centers and cancer hospitals and operating an extensive network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the six months ended June 30, 2023[1].

2023 First Half Highlights

•     Total net revenues were RMB284.5 million (US$39.2 million) in the first half of 2023, representing a 97.2% increase from total net revenues of RMB144.3 million in the same period last year. Total net revenues included the net revenues from the hospital business of RMB158.7 million (US$21.9 million) and the net revenues from the network business of RMB125.8 million (US$17.3 million).

•     Gross loss was RMB37.4 million (US$5.2 million) in the first half of 2023, compared to the gross loss of RMB88.7 million in the first half of 2022. The gross loss margin was 13.2% for the first half of 2023, compared to 61.5% for the same period last year.

•     Net loss attributable to ordinary shareholders in the first half of 2023 was RMB91.0 million (US$12.5 million), compared to RMB114.7 million in the same period last year.

•     Basic and diluted loss per share for Class A and Class B ordinary shares in the first half of 2023 were both RMB0.69 (US$0.10), compared to RMB0.87 in the same period last year.

•     Non-GAAP[2] net loss in the first half of 2023 was RMB210.3 million (US$29.0 million), compared to non-GAAP net loss of RMB270.0 million in the same period last year. Non-GAAP basic and diluted loss per share for Class A and Class B ordinary shares in the first half of 2023 were both RMB0.69 (US$0.10), compared to RMB0.93 in the same period last year.

•     Adjusted EBITDA[3] (non-GAAP) was negative RMB148.4 million (US$20.5 million) in the first half of 2023, compared to negative RMB194.3 million in the same period last year.

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations of RMB into U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the noon buying rate in New York City for cable transfers payable in RMB, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2023.

[2] Non-GAAP net loss and non-GAAP basic and diluted loss per share for Class A and Class B ordinary shares are defined as their most directly comparable GAAP measures excluding the impact of share-based compensation expenses.

[3] Adjusted EBITDA is defined as net income/(loss) plus interest expenses, net, income tax expenses, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain/(loss), net, other (expense)/income, net, gain on disposal of equity method investment and gain on disposal of long-lived equipment.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, “Concord Medical has delivered an outstanding performance in the first half of 2023, with both its hospital business and network business achieving nearly 100% growth in terms of revenue. Although the hospital business is still in its ramp-up period, its profitability is expected to improve as revenue gradually increases. On the other hand, Concord Medical’s flagship hospital, Guangzhou Concord Cancer Center (“Guangzhou Hospital”), has completed the patient treatment clinical trials for its proton therapy equipment for the upcoming official launch of the proton center. Our network business is currently on track, and we will expedite the completion of existing orders while executing our market expansion plan as scheduled. We are confident that Concord Medical will continue to deliver great performance throughout 2023.”

2023 First Half Financial Results

Net Revenues

Hospital Business

Net revenues from the hospital business were RMB158.7 million (US$21.9 million) in the first half of 2023, representing a 91.5% increase from net revenues of RMB82.9 million in the first half of 2022, mainly due to (1) gradually development and ramping up of Guangzhou Hospital and (2) business recovery of our three medical institutions located in Shanghai, which were negatively affected by COVID-19 pandemic in the first half of 2022.

Network Business

Net revenues from the network business were RMB125.8 million (US$17.3 million), representing a 104.9% increase from net revenues of RMB61.4 million in the first half of 2022, mainly because the business recovery of medical solutions since the relief of restrictive policies during the COVID-19 outbreaks.

Cost of Revenues

Hospital Business

Cost of revenues of the hospital business in the first half of 2023 was RMB204.4 million (US$28.2 million), representing a 13.8% increase from cost of revenues of RMB179.7 million in the first half of 2022, mainly because the increase of consumables and maintenance cost, lease cost and staff cost along with the development of hospital business.

Network Business

Cost of revenues of the network business was RMB117.5 million (US$16.2 million), representing a 120.4% increase from RMB53.3 million in the first half of 2022, generally in line with the increase in the net revenues from medical solutions.

Gross (Loss)/Profit and Gross Margin

Hospital Business

Gross loss from the hospital business was RMB45.7 million (US$6.3 million) in the first half of 2023, compared to RMB96.8 million in the same period last year. The gross loss margin of the hospital business for the first half of 2023 was 28.8%, compared to the gross loss margin of 116.8% for the same period last year. The improvement in gross loss margin of the hospital business was primarily because the increase in revenue generated from our hospital business outpaced the increase in corresponding costs along with the ramping up of our medical institutions and their business recovery from the impact of COVID-19 outbreaks.

Network Business

Gross profit from the network business was RMB8.3 million (US$1.1 million), compared to the gross profit of RMB8.1 million in the first half of 2022. The gross profit margin of the network business for the first half of 2023 was 6.6%, compared to the gross profit margin of 13.2% for the same period last year. The decrease in gross profit margin of the network business was primarily due to (1) the expiration of agreements with certain management and technical support customers and less ongoing software development projects for our software development services, which resulted in the decrease in our revenue generated from management and technical support, while we still incurred relatively stable fixed costs, and (2) the cooperation with new customers at the initial stage with higher cost.

Operating Expenses

Selling expenses were RMB26.4 million (US$3.6 million) in the first half of 2023, compared to RMB26.4 million in the first half of 2022. Selling expenses as a percentage of net revenues was 9.3% in the first half of 2023, compared to 18.3% in the first half of 2022.

General and administrative expenses were RMB150.2 million (US$20.7 million) in the first half of 2023, of which employee benefit expenses were RMB69.7 million (US$9.6 million). In the same period of last year, general and administrative expenses were RMB130.5 million. The increase was mainly attributable to the increase in provisions for allowance for doubtful accounts of accounts receivable and other receivables included in prepayments and other current assets. General and administrative expenses as a percentage of net revenues was 52.8% in the first half of 2023, compared to 90.4% in the first half of 2022.

Capital Expenditures

Comparing to RMB184.0 million in the first half of 2022, capital expenditures were RMB46.5 million (US$6.4 million) in the first half of 2023, mainly due to the decrease in construction fees and medical equipment payment for our hospital business.

Accounts Receivable

As of June 30, 2023, accounts receivable were RMB98.1 million (US$13.5 million), representing a 24.7% decrease from accounts receivable of RMB130.3 million as of December 31, 2022. The average period of sales outstanding for accounts receivable (also known as days sales outstanding) was 158 days in the first half of 2023.

Bank Loans and Other Borrowings

As of June 30, 2023, the Company had bank loans and other borrowings totaling RMB3.0 billion (US$415.2 million).

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expenses, such as non-GAAP net loss and non-GAAP basic and diluted loss per share for Class A and Class B ordinary shares. The Company believes excluding share-based compensation expenses from its GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results, as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expenses are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of adjusted EBITDA, which is defined in this announcement as net income/(loss) plus interest expenses, net, income tax expenses, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain/(loss), net, other (expense)/income, net, gain on disposal of equity method investment and gain on disposal of long-lived equipment. Furthermore, adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider featuring a full cycle of premium oncology services including cancer diagnosis, treatment, education and prevention. The Company focuses on providing multidisciplinary cancer care in all aspects of oncology healthcare services in its cancer hospitals and equipping them with technologically advanced equipment such as the state-of-the-art proton therapy system. The Company is striving to improve the quality and accessibility of cancer care through its network of self-owned cancer hospitals and clinics as well as partnered hospitals across China. For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services Holdings Limited

Investor Relations

+86 10 5903 6688

ir@ccm.cn

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets (in thousands)

	December 31,
	2022	June 30, 2023
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	158,283	243,382	33,564
Restricted cash, current portion	1,060	21,203	2,924
Accounts receivable, net	130,271	98,109	13,530
Prepayments and other current assets, net	385,351	445,453	61,431
Inventories	84,835	42,691	5,887
Total current assets	759,800	850,838	117,336

Non-current assets
Property, plant and equipment, net	3,259,145	3,262,114	449,866
Right-of-use assets, net	594,897	593,014	81,780
Goodwill	575,427	575,427	79,355
Intangible assets, net	353,766	340,121	46,905
Deposits for non-current assets	8,932	4,645	641
Long-term investments	437,874	423,059	58,343
Other non-current assets	15,093	20,852	2,876
Total non-current assets	5,245,134	5,219,232	719,766

Total assets	6,004,934	6,070,070	837,102

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	146,748	131,587	18,147
Accrued expenses and other liabilities	419,881	414,746	57,195
Income tax payable	818	1,696	234
Operating lease liabilities, current	35,916	42,606	5,876
Short-term bank and other borrowings	168,601	213,186	29,400
Long-term bank and other borrowings, current portion	343,982	526,528	72,612
Derivative liability	5,290	5,562	767
Total current liabilities	1,121,236	1,335,911	184,231

Non-current liabilities
Long-term bank and other borrowings, non-current portion	2,471,427	2,271,445	313,247
Deferred tax liabilities	112,577	105,647	14,569
Operating lease liabilities, non-current	199,953	201,145	27,739
Other long-term liabilities	84,084	67,980	9,375
Total non-current liabilities	2,868,041	2,646,217	364,930

Total liabilities	3,989,277	3,982,128	549,161

EQUITY
Class A ordinary shares	68	68	10
Class B ordinary shares	37	37	5
Treasury stock	(7)	(7)	(1)
Additional paid-in capital	1,930,633	2,026,075	279,409
Accumulated other comprehensive loss	(27,766)	(45,137)	(6,225)
Accumulated deficit	(3,766,931)	(3,857,916)	(532,031)
Total Concord Medical Services Holdings Limited shareholders' deficit	(1,863,966)	(1,876,880)	(258,833)
Noncontrolling interests	3,879,623	3,964,822	546,774

Total equity	2,015,657	2,087,942	287,941

Total liabilities and equity	6,004,934	6,070,070	837,102

Concord Medical Services Holdings Co., Ltd.

Consolidated Profit & Loss

(in thousands, except for number of shares and per share data)

	June 30, 2022	June 30, 2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax, value-added tax and related surcharges
Hospital	82,865	158,707	21,887
Network	61,397	125,806	17,349
Total net revenues	144,262	284,513	39,236
Cost of revenues:
Hospital	(179,686)	(204,433)	(28,193)
Network	(53,311)	(117,503)	(16,204)
Total cost of revenues	(232,997)	(321,936)	(44,397)

Gross loss	(88,735)	(37,423)	(5,161)

Operating expenses:
Selling expenses	(26,416)	(26,362)	(3,635)
General and administrative expenses	(130,466)	(150,240)	(20,719)

Operating loss	(245,617)	(214,025)	(29,515)
Interest expense	(68,325)	(84,374)	(11,636)
Foreign exchange gain/(loss), net	33,881	(2,444)	(337)
Gain on disposal of long-lived equipment	-	62	9
Interest income	3,562	5,800	800
Income from equity method investments	5,488	10,099	1,393
Other (expense)/income, net	(850)	13,623	1,879
Gain on disposal of equity method investment	-	37,498	5,171

Loss before income tax	(271,861)	(233,761)	(32,236)
Income tax expenses	9,677	23,417	3,229
Net loss	(262,184)	(210,344)	(29,007)

Net loss attributable to noncontrolling interests	(147,532)	(119,359)	(16,460)
Net loss attributable to Concord Medical Services Holdings Limited	(114,652)	(90,985)	(12,547)

Loss per share for Class A and Class B ordinary shares
Basic	(0.87)	(0.69)	(0.10)
Diluted	(0.87)	(0.69)	(0.10)

Weighted average number of class A and class B ordinary shares outstanding:
Basic	131,053,858	131,053,858	131,053,858
Diluted	131,053,858	131,053,858	131,053,858
Other comprehensive loss, net of tax of nil
Foreign currency translation, net tax of nil	(41,890)	(17,371)	(2,396)
Total other comprehensive loss, net of tax	(41,890)	(17,371)	(2,396)
Comprehensive loss	(304,074)	(227,715)	(31,403)
Comprehensive loss attributable to noncontrolling interests	(147,532)	(119,359)	(16,460)
Comprehensive loss attributable to Concord Medical Services Holdings Limited’s shareholders	(156,542)	(108,356)	(14,943)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(in RMB thousands, except per share data unaudited)

	For the six months ended			For the six months ended
	June 30, 2022			June 30, 2023
			Non-			Non-
	GAAP		GAAP	GAAP		GAAP
	Measure	Adjustment	Measure	Measure	Adjustment	Measure
Operating loss	(245,617)	(7,861)	(253,478)	(214,025)	-	(214,025)
Net loss	(262,184)	(7,861)	(270,045)	(210,344)	-	(210,344)
Basic loss per share for Class A and Class B ordinary shares	(0.87)	(0.06)	(0.93)	(0.69)	-	(0.69)
Diluted loss per share for Class A and Class B ordinary shares	(0.87)	(0.06)	(0.93)	(0.69)	-	(0.69)

(*) The only adjustment is share-based compensation.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the six months ended	For the six months ended
	June 30, 2022	June 30, 2023
Net loss	(262,184)	(210,344)
Interest expenses, net	64,763	78,574
Income tax expenses	(9,677)	(23,417)
Depreciation and amortization	53,732	55,537
Share-based compensation	(7,861)	-
Other adjustments	(33,031)	(48,739)
Adjusted EBITDA	(194,258)	(148,389)
EBITDA margin	-135%	-52%

(*) Definition of adjusted EBITDA: Adjusted EBITDA is defined as net loss plus interest expenses, net, income tax expenses, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain/(loss), net, other (expense)/income, net, gain on disposal of equity method investment and gain on disposal of long-lived equipment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Chairman and Chief Executive Officer

Date: September 22, 2023